UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

KU6 MEDIA CO., LTD.
(formerly, HURRAY! HOLDING CO., LTD.)
(Name of Issuer)
AMERICAN DEPOSITORY SHARES
EACH REPRESENTING ONE HUNDRED ORDINARY SHARES
(Title of Class of Securities)
447773 10 2
(CUSIP Number)
Rosie Yu
15/F, Tower B, Gateway Plaza
No. 18 Xia Guang Li North Road
East Third Ring, Chaoyang District
Beijing 100027, People’s Republic of China
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 16, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	447773 10 2	Page	2	of	23

1	NAMES OF REPORTING PERSONS Granite Global Ventures (Q.P.) L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States of America

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) This Schedule is filed by Granite Global Ventures (Q.P.) L.P., Granite Global Ventures L.P., Granite Global Ventures L.L.C., Granite Global Ventures III L.P., GGV III Entrepreneurs Fund L.P., Granite Global Ventures III L.L.C., Messrs. Scott B. Bonham, Joel D. Kellman, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon, Ray A. Rothrock, Anthony Sun, Fumin Zhuo, Ms. Jessie Jin, and Ms. Jenny Lee (collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D. Granite Global Ventures L.L.C. is the sole general partner of Granite Global Ventures (Q.P.) L.P. and Granite Global Ventures L.P. Messrs. Scott B. Bonham, Joel D. Kellman, Hany M. Nada, Thomas K. Ng, Anthony Sun and Ray Rothrock are members of the investment committee of Granite Global Ventures L.L.C. and share voting and dispositive power over any shares held by Granite Global Ventures (Q.P.) L.P. and Granite Global Ventures L.P. These individuals disclaim beneficial ownership of the shares beneficially owned, if any, by the above entities except to the extent of their pecuniary interests therein.

CUSIP No.	447773 10 2	Page	3	of	23

1	NAMES OF REPORTING PERSONS Granite Global Ventures L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States of America

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) This Schedule is filed by Granite Global Ventures (Q.P.) L.P., Granite Global Ventures L.P., Granite Global Ventures L.L.C., Granite Global Ventures III L.P., GGV III Entrepreneurs Fund L.P., Granite Global Ventures III L.L.C., Messrs. Scott B. Bonham, Joel D. Kellman, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon, Ray A. Rothrock, Anthony Sun, Fumin Zhuo, Ms. Jessie Jin, and Ms. Jenny Lee (collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D. Granite Global Ventures L.L.C. is the sole general partner of Granite Global Ventures (Q.P.) L.P. and Granite Global Ventures L.P. Messrs. Scott B. Bonham, Joel D. Kellman, Hany M. Nada, Thomas K. Ng, Anthony Sun and Ray Rothrock are members of the investment committee of Granite Global Ventures L.L.C. and share voting and dispositive power over any shares held by Granite Global Ventures (Q.P.) L.P. and Granite Global Ventures L.P. These individuals disclaim beneficial ownership of the shares beneficially owned, if any, by the above entities except to the extent of their pecuniary interests therein.

CUSIP No.	447773 10 2	Page	4	of	23

1	NAMES OF REPORTING PERSONS Granite Global Ventures L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States of America

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
(1) This Schedule is filed by Granite Global Ventures (Q.P.) L.P., Granite Global Ventures L.P., Granite Global Ventures L.L.C., Granite Global Ventures III L.P., GGV III Entrepreneurs Fund L.P., Granite Global Ventures III L.L.C., Messrs. Scott B. Bonham, Joel D. Kellman, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon, Ray A. Rothrock, Anthony Sun, Fumin Zhuo, Ms. Jessie Jin, and Ms. Jenny Lee (collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D. Granite Global Ventures L.L.C. is the sole general partner of Granite Global Ventures (Q.P.) L.P. and Granite Global Ventures L.P. Messrs. Scott B. Bonham, Joel D. Kellman, Hany M. Nada, Thomas K. Ng, Anthony Sun and Ray Rothrock are members of the investment committee of Granite Global Ventures L.L.C. and share voting and dispositive power over any shares held by Granite Global Ventures (Q.P.) L.P. and Granite Global Ventures L.P. These individuals disclaim beneficial ownership of the shares beneficially owned, if any, by the above entities except to the extent of their pecuniary interests therein.

CUSIP No.	447773 10 2	Page	5	of	23

1	NAMES OF REPORTING PERSONS Granite Global Ventures III L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States of America

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,474,241 ADS representing 147,424,100 ordinary shares (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

1,474,241 ADS representing 147,424,100 ordinary shares (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,474,241 ADS representing 147,424,100 ordinary shares (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.23%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) This Schedule is filed by Granite Global Ventures (Q.P.) L.P., Granite Global Ventures L.P., Granite Global Ventures L.L.C., Granite Global Ventures III L.P., GGV III Entrepreneurs Fund L.P., Granite Global Ventures III L.L.C., Messrs. Scott B. Bonham, Joel D. Kellman, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon, Ray A. Rothrock, Anthony Sun, Fumin Zhuo, Ms. Jessie Jin, and Ms. Jenny Lee (collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Consists of 26,911 ADS representing 2,691,100 ordinary shares held by GGV III Entrepreneurs Fund L.P., and 1,447,330 ADS representing 144,733,000 ordinary shares held by Granite Global Ventures III L.P. Granite Global Ventures III L.L.C. is the sole general partner of Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. Messrs. Jixun Foo, Glenn Solomon, Scott B. Bonham, Hany M. Nada, Thomas K. Ng, Fumin Zhuo, Ms. Jessie Jin, and Ms. Jenny Lee are managing directors of Granite Global Ventures III L.L.C. and share voting and dispositive power over all such shares held by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. These individuals disclaim beneficial ownership of the shares beneficially owned by the above entities except to the extent of their pecuniary interests therein.
(3) This percentage is calculated based upon 34,813,361 ADS (representing 3,481,336,100 ordinary shares) of the Issuer outstanding as of April 13, 2011 as indicated by Issuer.

CUSIP No.	447773 10 2	Page	6	of	23

1	NAMES OF REPORTING PERSONS GGV III Entrepreneurs Fund L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States of America

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,474,241 ADS representing 147,424,100 ordinary shares (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

1,474,241 ADS representing 147,424,100 ordinary shares (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,474,241 ADS representing 147,424,100 ordinary shares (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.23%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) This Schedule is filed by Granite Global Ventures (Q.P.) L.P., Granite Global Ventures L.P., Granite Global Ventures L.L.C., Granite Global Ventures III L.P., GGV III Entrepreneurs Fund L.P., Granite Global Ventures III L.L.C., Messrs. Scott B. Bonham, Joel D. Kellman, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon, Ray A. Rothrock, Anthony Sun, Fumin Zhuo, Ms. Jessie Jin, and Ms. Jenny Lee (collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Consists of 26,911 ADS representing 2,691,100 ordinary shares held by GGV III Entrepreneurs Fund L.P., and 1,447,330 ADS representing 144,733,000 ordinary shares held by Granite Global Ventures III L.P. Granite Global Ventures III L.L.C. is the sole general partner of Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. Messrs. Jixun Foo, Glenn Solomon, Scott B. Bonham, Hany M. Nada, Thomas K. Ng, Fumin Zhuo, Ms. Jessie Jin, and Ms. Jenny Lee are managing directors of Granite Global Ventures III L.L.C. and share voting and dispositive power over all such shares held by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. These individuals disclaim beneficial ownership of the shares beneficially owned by the above entities except to the extent of their pecuniary interests therein.
(3) This percentage is calculated based upon 34,813,361 ADS (representing 3,481,336,100 ordinary shares) of the Issuer outstanding as of April 13, 2011 as indicated by Issuer.

CUSIP No.	447773 10 2	Page	7	of	23

1	NAMES OF REPORTING PERSONS Granite Global Ventures III L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States of America

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,474,241 ADS representing 147,424,100 ordinary shares (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

1,474,241 ADS representing 147,424,100 ordinary shares (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,474,241 ADS representing 147,424,100 ordinary shares (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.23%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
(1) This Schedule is filed by Granite Global Ventures (Q.P.) L.P., Granite Global Ventures L.P., Granite Global Ventures L.L.C., Granite Global Ventures III L.P., GGV III Entrepreneurs Fund L.P., Granite Global Ventures III L.L.C., Messrs. Scott B. Bonham, Joel D. Kellman, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon, Ray A. Rothrock, Anthony Sun, Fumin Zhuo, Ms. Jessie Jin, and Ms. Jenny Lee (collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Consists of 26,911 ADS representing 2,691,100 ordinary shares held by GGV III Entrepreneurs Fund L.P., and 1,447,330 ADS representing 144,733,000 ordinary shares held by Granite Global Ventures III L.P. Granite Global Ventures III L.L.C. is the sole general partner of Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. Messrs. Jixun Foo, Glenn Solomon, Scott B. Bonham, Hany M. Nada, Thomas K. Ng, Fumin Zhuo, Ms. Jessie Jin, and Ms. Jenny Lee are managing directors of Granite Global Ventures III L.L.C. and share voting and dispositive power over all such shares held by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. These individuals disclaim beneficial ownership of the shares beneficially owned by the above entities except to the extent of their pecuniary interests therein.
(3) This percentage is calculated based upon 34,813,361 ADS (representing 3,481,336,100 ordinary shares) of the Issuer outstanding as of April 13, 2011 as indicated by Issuer.

CUSIP No.	447773 10 2	Page	8	of	23

1	NAMES OF REPORTING PERSONS Scott B. Bonham

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,474,241 ADS representing 147,424,100 ordinary shares (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

1,474,241 ADS representing 147,424,100 ordinary shares (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,474,241 ADS representing 147,424,100 ordinary shares (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.23%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule is filed by Granite Global Ventures (Q.P.) L.P., Granite Global Ventures L.P., Granite Global Ventures L.L.C., Granite Global Ventures III L.P., GGV III Entrepreneurs Fund L.P., Granite Global Ventures III L.L.C., Messrs. Scott B. Bonham, Joel D. Kellman, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon, Ray A. Rothrock, Anthony Sun, Fumin Zhuo, Ms. Jessie Jin, and Ms. Jenny Lee (collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Consists of 26,911 ADS representing 2,691,100 ordinary shares held by GGV III Entrepreneurs Fund L.P., and 1,447,330 ADS representing 144,733,000 ordinary shares held by Granite Global Ventures III L.P. Granite Global Ventures III L.L.C. is the sole general partner of Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. Messrs. Jixun Foo, Glenn Solomon, Scott B. Bonham, Hany M. Nada, Thomas K. Ng, Fumin Zhuo, Ms. Jessie Jin, and Ms. Jenny Lee are managing directors of Granite Global Ventures III L.L.C. and share voting and dispositive power over all such shares held by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. These individuals disclaim beneficial ownership of the shares beneficially owned by the above entities except to the extent of their pecuniary interests therein.
(3) This percentage is calculated based upon 34,813,361 ADS (representing 3,481,336,100 ordinary shares) of the Issuer outstanding as of April 13, 2011 as indicated by Issuer.

CUSIP No.	447773 10 2	Page	9	of	23

1	NAMES OF REPORTING PERSONS Joel D. Kellman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule is filed by Granite Global Ventures (Q.P.) L.P., Granite Global Ventures L.P., Granite Global Ventures L.L.C., Granite Global Ventures III L.P., GGV III Entrepreneurs Fund L.P., Granite Global Ventures III L.L.C., Messrs. Scott B. Bonham, Joel D. Kellman, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon, Ray A. Rothrock, Anthony Sun, Fumin Zhuo, Ms. Jessie Jin, and Ms. Jenny Lee (collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D. Granite Global Ventures L.L.C. is the sole general partner of Granite Global Ventures (Q.P.) L.P. and Granite Global Ventures L.P. Messrs. Scott B. Bonham, Joel D. Kellman, Hany M. Nada, Thomas K. Ng, Anthony Sun and Ray Rothrock are members of the investment committee of Granite Global Ventures L.L.C. and share voting and dispositive power over any shares held by Granite Global Ventures (Q.P.) L.P. and Granite Global Ventures L.P. These individuals disclaim beneficial ownership of the shares beneficially owned, if any, by the above entities except to the extent of their pecuniary interests therein.

CUSIP No.	447773 10 2	Page	10	of	23

1	NAMES OF REPORTING PERSONS Hany M. Nada

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,474,241 ADS representing 147,424,100 ordinary shares (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

1,474,241 ADS representing 147,424,100 ordinary shares (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,474,241 ADS representing 147,424,100 ordinary shares (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.23%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule is filed by Granite Global Ventures (Q.P.) L.P., Granite Global Ventures L.P., Granite Global Ventures L.L.C., Granite Global Ventures III L.P., GGV III Entrepreneurs Fund L.P., Granite Global Ventures III L.L.C., Messrs. Scott B. Bonham, Joel D. Kellman, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon, Ray A. Rothrock, Anthony Sun, Fumin Zhuo, Ms. Jessie Jin, and Ms. Jenny Lee (collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Consists of 26,911 ADS representing 2,691,100 ordinary shares held by GGV III Entrepreneurs Fund L.P., and 1,447,330 ADS representing 144,733,000 ordinary shares held by Granite Global Ventures III L.P. Granite Global Ventures III L.L.C. is the sole general partner of Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. Messrs. Jixun Foo, Glenn Solomon, Scott B. Bonham, Hany M. Nada, Thomas K. Ng, Fumin Zhuo, Ms. Jessie Jin, and Ms. Jenny Lee are managing directors of Granite Global Ventures III L.L.C. and share voting and dispositive power over all such shares held by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. These individuals disclaim beneficial ownership of the shares beneficially owned by the above entities except to the extent of their pecuniary interests therein.
(3) This percentage is calculated based upon 34,813,361 ADS (representing 3,481,336,100 ordinary shares) of the Issuer outstanding as of April 13, 2011 as indicated by Issuer.

CUSIP No.	447773 10 2	Page	11	of	23

1	NAMES OF REPORTING PERSONS Thomas K. Ng

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,474,241 ADS representing 147,424,100 ordinary shares (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

1,474,241 ADS representing 147,424,100 ordinary shares (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,474,241 ADS representing 147,424,100 ordinary shares (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.23%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule is filed by Granite Global Ventures (Q.P.) L.P., Granite Global Ventures L.P., Granite Global Ventures L.L.C., Granite Global Ventures III L.P., GGV III Entrepreneurs Fund L.P., Granite Global Ventures III L.L.C., Messrs. Scott B. Bonham, Joel D. Kellman, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon, Ray A. Rothrock, Anthony Sun, Fumin Zhuo, Ms. Jessie Jin, and Ms. Jenny Lee (collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Consists of 26,911 ADS representing 2,691,100 ordinary shares held by GGV III Entrepreneurs Fund L.P., and 1,447,330 ADS representing 144,733,000 ordinary shares held by Granite Global Ventures III L.P. Granite Global Ventures III L.L.C. is the sole general partner of Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. Messrs. Jixun Foo, Glenn Solomon, Scott B. Bonham, Hany M. Nada, Thomas K. Ng, Fumin Zhuo, Ms. Jessie Jin, and Ms. Jenny Lee are managing directors of Granite Global Ventures III L.L.C. and share voting and dispositive power over all such shares held by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. These individuals disclaim beneficial ownership of the shares beneficially owned by the above entities except to the extent of their pecuniary interests therein.
(3) This percentage is calculated based upon 34,813,361 ADS (representing 3,481,336,100 ordinary shares) of the Issuer outstanding as of April 13, 2011 as indicated by Issuer.

CUSIP No.	447773 10 2	Page	12	of	23

1	NAMES OF REPORTING PERSONS Jixun Foo

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Singapore

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,474,241 ADS representing 147,424,100 ordinary shares (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

1,474,241 ADS representing 147,424,100 ordinary shares (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,474,241 ADS representing 147,424,100 ordinary shares (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.23%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule is filed by Granite Global Ventures (Q.P.) L.P., Granite Global Ventures L.P., Granite Global Ventures L.L.C., Granite Global Ventures III L.P., GGV III Entrepreneurs Fund L.P., Granite Global Ventures III L.L.C., Messrs. Scott B. Bonham, Joel D. Kellman, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon, Ray A. Rothrock, Anthony Sun, Fumin Zhuo, Ms. Jessie Jin, and Ms. Jenny Lee (collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Consists of 26,911 ADS representing 2,691,100 ordinary shares held by GGV III Entrepreneurs Fund L.P., and 1,447,330 ADS representing 144,733,000 ordinary shares held by Granite Global Ventures III L.P. Granite Global Ventures III L.L.C. is the sole general partner of Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. Messrs. Jixun Foo, Glenn Solomon, Scott B. Bonham, Hany M. Nada, Thomas K. Ng, Fumin Zhuo, Ms. Jessie Jin, and Ms. Jenny Lee are managing directors of Granite Global Ventures III L.L.C. and share voting and dispositive power over all such shares held by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. These individuals disclaim beneficial ownership of the shares beneficially owned by the above entities except to the extent of their pecuniary interests therein.
(3) This percentage is calculated based upon 34,813,361 ADS (representing 3,481,336,100 ordinary shares) of the Issuer outstanding as of April 13, 2011 as indicated by Issuer.

CUSIP No.	447773 10 2	Page	13	of	23

1	NAMES OF REPORTING PERSONS Glenn Solomon

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,474,241 ADS representing 147,424,100 ordinary shares (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

1,474,241 ADS representing 147,424,100 ordinary shares (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,474,241 ADS representing 147,424,100 ordinary shares (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.23%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule is filed by Granite Global Ventures (Q.P.) L.P., Granite Global Ventures L.P., Granite Global Ventures L.L.C., Granite Global Ventures III L.P., GGV III Entrepreneurs Fund L.P., Granite Global Ventures III L.L.C., Messrs. Scott B. Bonham, Joel D. Kellman, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon, Ray A. Rothrock, Anthony Sun, Fumin Zhuo, Ms. Jessie Jin, and Ms. Jenny Lee (collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Consists of 26,911 ADS representing 2,691,100 ordinary shares held by GGV III Entrepreneurs Fund L.P., and 1,447,330 ADS representing 144,733,000 ordinary shares held by Granite Global Ventures III L.P. Granite Global Ventures III L.L.C. is the sole general partner of Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. Messrs. Jixun Foo, Glenn Solomon, Scott B. Bonham, Hany M. Nada, Thomas K. Ng, Fumin Zhuo, Ms. Jessie Jin, and Ms. Jenny Lee are managing directors of Granite Global Ventures III L.L.C. and share voting and dispositive power over all such shares held by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. These individuals disclaim beneficial ownership of the shares beneficially owned by the above entities except to the extent of their pecuniary interests therein.
(3) This percentage is calculated based upon 34,813,361 ADS (representing 3,481,336,100 ordinary shares) of the Issuer outstanding as of April 13, 2011 as indicated by Issuer.

CUSIP No.	447773 10 2	Page	14	of	23

1	NAMES OF REPORTING PERSONS Jenny Lee

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Singapore

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,474,241 ADS representing 147,424,100 ordinary shares (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

1,474,241 ADS representing 147,424,100 ordinary shares (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,474,241 ADS representing 147,424,100 ordinary shares (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.23%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule is filed by Granite Global Ventures (Q.P.) L.P., Granite Global Ventures L.P., Granite Global Ventures L.L.C., Granite Global Ventures III L.P., GGV III Entrepreneurs Fund L.P., Granite Global Ventures III L.L.C., Messrs. Scott B. Bonham, Joel D. Kellman, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon, Ray A. Rothrock, Anthony Sun, Fumin Zhuo, Ms. Jessie Jin, and Ms. Jenny Lee (collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Consists of 26,911 ADS representing 2,691,100 ordinary shares held by GGV III Entrepreneurs Fund L.P., and 1,447,330 ADS representing 144,733,000 ordinary shares held by Granite Global Ventures III L.P. Granite Global Ventures III L.L.C. is the sole general partner of Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. Messrs. Jixun Foo, Glenn Solomon, Scott B. Bonham, Hany M. Nada, Thomas K. Ng, Fumin Zhuo, Ms. Jessie Jin, and Ms. Jenny Lee are managing directors of Granite Global Ventures III L.L.C. and share voting and dispositive power over all such shares held by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. These individuals disclaim beneficial ownership of the shares beneficially owned by the above entities except to the extent of their pecuniary interests therein.
(3) This percentage is calculated based upon 34,813,361 ADS (representing 3,481,336,100 ordinary shares) of the Issuer outstanding as of April 13, 2011 as indicated by Issuer.

CUSIP No.	447773 10 2	Page	15	of	23

1	NAMES OF REPORTING PERSONS Fumin Zhuo

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,474,241 ADS representing 147,424,100 ordinary shares (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

1,474,241 ADS representing 147,424,100 ordinary shares (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,474,241 ADS representing 147,424,100 ordinary shares (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.23%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule is filed by Granite Global Ventures (Q.P.) L.P., Granite Global Ventures L.P., Granite Global Ventures L.L.C., Granite Global Ventures III L.P., GGV III Entrepreneurs Fund L.P., Granite Global Ventures III L.L.C., Messrs. Scott B. Bonham, Joel D. Kellman, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon, Ray A. Rothrock, Anthony Sun, Fumin Zhuo, Ms. Jessie Jin, and Ms. Jenny Lee (collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Consists of 26,911 ADS representing 2,691,100 ordinary shares held by GGV III Entrepreneurs Fund L.P., and 1,447,330 ADS representing 144,733,000 ordinary shares held by Granite Global Ventures III L.P. Granite Global Ventures III L.L.C. is the sole general partner of Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. Messrs. Jixun Foo, Glenn Solomon, Scott B. Bonham, Hany M. Nada, Thomas K. Ng, Fumin Zhuo, Ms. Jessie Jin, and Ms. Jenny Lee are managing directors of Granite Global Ventures III L.L.C. and share voting and dispositive power over all such shares held by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. These individuals disclaim beneficial ownership of the shares beneficially owned by the above entities except to the extent of their pecuniary interests therein.
(3) This percentage is calculated based upon 34,813,361 ADS (representing 3,481,336,100 ordinary shares) of the Issuer outstanding as of April 13, 2011 as indicated by Issuer.

CUSIP No.	447773 10 2	Page	16	of	23

1	NAMES OF REPORTING PERSONS Jessie Jin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,474,241 ADS representing 147,424,100 ordinary shares (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

1,474,241 ADS representing 147,424,100 ordinary shares (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,474,241 ADS representing 147,424,100 ordinary shares (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.23%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule is filed by Granite Global Ventures (Q.P.) L.P., Granite Global Ventures L.P., Granite Global Ventures L.L.C., Granite Global Ventures III L.P., GGV III Entrepreneurs Fund L.P., Granite Global Ventures III L.L.C., Messrs. Scott B. Bonham, Joel D. Kellman, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon, Ray A. Rothrock, Anthony Sun, Fumin Zhuo, Ms. Jessie Jin, and Ms. Jenny Lee (collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Consists of 26,911 ADS representing 2,691,100 ordinary shares held by GGV III Entrepreneurs Fund L.P., and 1,447,330 ADS representing 144,733,000 ordinary shares held by Granite Global Ventures III L.P. Granite Global Ventures III L.L.C. is the sole general partner of Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. Messrs. Jixun Foo, Glenn Solomon, Scott B. Bonham, Hany M. Nada, Thomas K. Ng, Fumin Zhuo, Ms. Jessie Jin, and Ms. Jenny Lee are managing directors of Granite Global Ventures III L.L.C. and share voting and dispositive power over all such shares held by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. These individuals disclaim beneficial ownership of the shares beneficially owned by the above entities except to the extent of their pecuniary interests therein.
(3) This percentage is calculated based upon 34,813,361 ADS (representing 3,481,336,100 ordinary shares) of the Issuer outstanding as of April 13, 2011 as indicated by Issuer.

CUSIP No.	447773 10 2	Page	17	of	23

1	NAMES OF REPORTING PERSONS Ray A. Rothrock

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule is filed by Granite Global Ventures (Q.P.) L.P., Granite Global Ventures L.P., Granite Global Ventures L.L.C., Granite Global Ventures III L.P., GGV III Entrepreneurs Fund L.P., Granite Global Ventures III L.L.C., Messrs. Scott B. Bonham, Joel D. Kellman, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon, Ray A. Rothrock, Anthony Sun, Fumin Zhuo, Ms. Jessie Jin, and Ms. Jenny Lee (collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D. Granite Global Ventures L.L.C. is the sole general partner of Granite Global Ventures (Q.P.) L.P. and Granite Global Ventures L.P. Messrs. Scott B. Bonham, Joel D. Kellman, Hany M. Nada, Thomas K. Ng, Anthony Sun and Ray Rothrock are members of the investment committee of Granite Global Ventures L.L.C. and share voting and dispositive power over any shares held by Granite Global Ventures (Q.P.) L.P. and Granite Global Ventures, L.P. These individuals disclaim beneficial ownership of the shares beneficially owned, if any, by the above entities except to the extent of their pecuniary interests therein.

CUSIP No.	447773 10 2	Page	18	of	23

1	NAMES OF REPORTING PERSONS Anthony Sun

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule is filed by Granite Global Ventures (Q.P.) L.P., Granite Global Ventures L.P., Granite Global Ventures L.L.C., Granite Global Ventures III L.P., GGV III Entrepreneurs Fund L.P., Granite Global Ventures III L.L.C., Messrs. Scott B. Bonham, Joel D. Kellman, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon, Ray A. Rothrock, Anthony Sun, Fumin Zhuo, Ms. Jessie Jin, and Ms. Jenny Lee (collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D. Granite Global Ventures L.L.C. is the sole general partner of Granite Global Ventures (Q.P.) L.P. and Granite Global Ventures L.P. Messrs. Scott B. Bonham, Joel D. Kellman, Hany M. Nada, Thomas K. Ng, Anthony Sun and Ray Rothrock are members of the investment committee of Granite Global Ventures L.L.C. and share voting and dispositive power over any shares held by Granite Global Ventures (Q.P.) L.P. and Granite Global Ventures, L.P. These individuals disclaim beneficial ownership of the shares beneficially owned, if any, by the above entities except to the extent of their pecuniary interests therein.

CUSIP No.	447773 10 2	Page	19	of	23
Introductory Note: This Amendment No. 3 (the “Amendment”) amends the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on September 23, 2009 (the “Amended Schedule 13D”), and is being filed on behalf of the Reporting Persons (as defined herein) with respect to the American Depository Shares (“ADS”), each ADS representing one hundred ordinary shares (“Ordinary Shares”), of Hurray! Holding Co., Ltd. (the “Issuer”), to report the acquisition and sale of Ordinary Shares in the form of ADS by certain Reporting Persons. As of April 13, 2011, there are 34,813,361 ADS (representing 3,481,336,100 Ordinary Shares) outstanding, as indicated by Issuer. Accordingly, the number of securities beneficially owned by certain Reporting Persons has decreased.
Items 3, 4, 5 and 7 of the Amended Schedule 13D are hereby amended and supplemented to the extent hereinafter expressly set forth. All capitalized terms used in this Amendment but not defined herein shall have the meanings ascribed thereto in the Amended Schedule 13D.
Item 1. Security and Issuer
(a) This statement relates to the ADS each representing Ordinary Shares of the Issuer.
(b) The address of the Issuer’s principal executive office is 15/F, Tower B, Gateway Plaza, No. 18 Xia Guang Li North Road, East Third Ring, Chaoyang District, Beijing 100027, People’s Republic of China.
Item 2. Identity and Background
(a) The name of the reporting persons are Granite Global Ventures L.P. (“GGV”), Granite Global Ventures (Q.P.) L.P. (“GGV QP”), Granite Global Ventures III L.P. (“GGV III”), GGV III Entrepreneurs Fund L.P. (“GGV III Entrepreneurs”), Granite Global Ventures L.L.C., (“GGV LLC”), Granite Global Ventures III L.L.C. (“GGV III LLC”) (collectively, the “GGV Entities”), Messrs. Ray A. Rothrock, Anthony Sun, Scott B. Bonham, Joel D. Kellman, Jixun Foo, Glenn Solomon, Hany M. Nada, Thomas K. Ng, Fumin Zhuo, Ms. Jessie Jin, and Ms. Jenny Lee (collectively with the GGV Entities, the “Reporting Persons”). A copy of their agreement in writing to file this statement of behalf of each of them is attached hereto as Exhibit A. GGV, GGV QP, GGV III and GGV III Entrepreneurs are limited partnerships organized under the laws of the State of Delaware. GGV LLC and GGV III LLC are limited liability companies organized under the laws of the State of Delaware. GGV LLC is the General Partner of GGV and GGV QP. GGV III LLC is the General Partner of GGV III and GGV III Entrepreneurs. Messrs. Ray A. Rothrock, Anthony Sun, Scott B. Bonham, Joel D. Kellman, Hany M. Nada, and Thomas K. Ng are members of the investment committee of GGV LLC. Messrs. Scott B. Bonham, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon, Fumin Zhuo, Ms. Jessie Jin, and Ms. Jenny Lee are managing directors of GGV III LLC.
(b) The business address for GGV, GGV QP, GGV III, GGV III Entrepreneurs, GGV LLC, GGV III LLC, and Messrs. Scott B. Bonham, Joel D. Kellman, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon, Fumin Zhuo, Ms. Jessie Jin, and Ms. Jenny Lee is 2494 Sand Hill Road, Suite 100, Menlo Park, CA 94025.
The business address for Mr. Ray A. Rothrock is 3340 Hillview Ave., Palo Alto, CA 94304.
The business address for Mr. Anthony Sun is 76 Inglewood Lane, Atherton, CA 94027.
(c) Messrs. Scott B. Bonham, Joel D. Kellman, Hany M. Nada, and Thomas K. Ng are managing members and investment committee members of GGV LLC. Messrs. Scott B. Bonham, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon, Fumin Zhuo, Ms. Jessie Jin, and Ms. Jenny Lee are managing directors of GGV III LLC. The principal business for each of the forgoing reporting persons is the venture capital investment business.
The address for Messrs. Scott B. Bonham, Joel D. Kellman, Jixun Foo, Glenn Solomon, Hany M. Nada, Thomas K., Ng, Fumin Zhuo, Ms. Jessie Jin, and Ms. Jenny Lee is 2494 Sand Hill Road, Suite 100, Menlo Park, CA 94025.
Mr. Ray A. Rothrock is a partner of Venrock and an investment committee member of GGV LLC. The address for Mr. Ray A. Rothrock is 3340 Hillview Ave., Palo Alto, CA 94304. The principal business for Mr. Ray A. Rothrock is the venture capital investment business.
Mr. Anthony Sun is an investment committee member of GGV LLC. The address for Mr. Anthony Sun is 76 Inglewood Lane, Atherton, CA 94027. The principal business for Mr. Anthony Sun is the venture capital investment business.

CUSIP No.	447773 10 2	Page	20	of	23
(d) During the last five years, none of the Reporting Persons, to the knowledge of the Reporting Persons, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, none of the Reporting Persons, to the knowledge of the Reporting Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) GGV, GGV QP, GGV III and GGV III Entrepreneurs are limited partnerships organized under the laws of the State of Delaware. GGV LLC and GGV III LLC are limited liability companies organized under the laws of the State of Delaware. Messrs. Joel D. Kellman, Hany M. Nada, Thomas K. Ng, Anthony Sun, Ray A. Rothrock and Glenn Solomon are citizens of the United States of America. Mr. Scott B. Bonham is a Canadian citizen. Mr. Jixun Foo and Ms. Jenny Lee are citizens of Singapore. Mr. Fumin Zhuo and Ms. Jessie Jin are citizens of the People’s Republic of China.
Item 3. Source and Amount of Funds or Other Considerations
Item 3 of the Amended Schedule 13D is hereby amended and supplemented as follows:
Immediately prior to the date of the Amended Schedule 13D, a total of 23,445,000 Ordinary Shares, in the form of ADS were held by GGV QP, 400,600 Ordinary Shares, in the form of ADS were held by GGV, 223,281,900 Ordinary Shares, in the form of ADS were held by GGV III, and 4,397,600 Ordinary Shares, in the form of ADS were held by GGV III Entrepreneurs.
Since the date of the Amended Schedule 13D, 4,140,800 Ordinary Shares, in the form of ADS were purchased by GGV III for an aggregate consideration of $221,495.49 of its working capital, and 67,300 Ordinary Shares, in the form of ADS were purchased by GGV III Entrepreneurs for an aggregate consideration of $3,600.49 of its working capital.
GGV III, and GGV III Entrepreneurs received the funds to acquire all securities described herein through contributions of capital from their respective limited partners. No part of any purchase by the aforementioned entities was financed with borrowed funds.
Additionally, since the date of the Amended Schedule 13D, 23,445,000 Ordinary Shares, in the form of ADS were sold by GGV QP for an aggregate consideration of $897,033.15, 400,600 Ordinary Shares, in the form of ADS were sold by GGV for an aggregate consideration of $15,325.81, 82,689,700 Ordinary Shares, in the form of ADS were sold by GGV III for an aggregate consideration of $4,315,196.28, and 1,773,800 Ordinary Shares, in the form of ADS were sold by GGV III Entrepreneurs for an aggregate consideration of $92,566.05.
Item 4. Purpose of the Transaction
Item 4 of the Amended Schedule 13D is hereby amended and supplemented as follows:
Since the date of the Amended Schedule 13D, the GGV III and GGV III Entrepreneurs (together, the “Purchasers”) acquired a total of 4,208,100 Ordinary Shares, in the form of ADS in open market transactions, at an average price per share of $5.35. The Purchasers agreed to acquire the securities described herein for investment purposes with the aim of increasing the value of their investments. The funds used by the Purchasers to acquire such securities were obtained from capital contributions by their partners and from direct capital commitments by GGV III and GGV Entrepreneurs.
Additionally, in a series of open market transactions, the GGV QP, GGV, GGV III and GGV III Entrepreneurs (collectively, the “Sellers”) disposed of 108,309,100 Ordinary Shares, in the form of ADS at an average price per share of $4.91.
Subject to applicable legal requirements, one or more of the GGV Entities may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the GGV Entities’ ownership of the Issuer’s securities, other opportunities available to the GGV Entities, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the GGV Entities may dispose of all or a portion of their securities of the Issuer at any time. Each of the GGV Entities reserves the right to increase or decrease its holdings on such terms and at such times as each may decide.

CUSIP No.	447773 10 2	Page	21	of	23
Other than as described above in this Item 4, none of the GGV Entities have any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.
Item 5. Interest in Securities of the Issuer
Item 5 of the Amended Schedule 13D is hereby amended and supplemented as follows:
The following information with respect to the ownership of the ADS of the Issuer by the persons filing this Statement is provided as of April 16, 2011:

	Shares	Sole	Shared	Sole	Shared
	Held	Voting	Voting	Dispositive	Dispositive	Beneficial	Percentage of
	Directly	Power	Power	Power	Power	Ownership	Class (2)
Granite Global Ventures (Q.P.) L.P.	0	0	0	0	0	0	0
Granite Global Ventures L.P.	0	0	0	0	0	0	0
Granite Global Ventures L.L.C.	0	0	0	0	0	0	0
Granite Global Ventures III L.P.	1,447,330	0	1,474,241	0	1,474,241	1,474,241	4.23%
GGV III Entrepreneurs Fund L.P.	26,911	0	1,474,241	0	1,474,241	1,474,241	4.23%
Granite Global Ventures III	0	0	1,474,241	0	1,474,241	1,474,241	4.23%
L.L.C. Joel D. Kellman	0	0	0	0	0	0	0%
Scott B. Bonham	0	0	1,474,241	0	1,474,241	1,474,241	4.23%
Hany M. Nada	0	0	1,474,241	0	1,474,241	1,474,241	4.23%
Thomas K. Ng	0	0	1,474,241	0	1,474,241	1,474,241	4.23%
Jixun Foo	0	0	1,474,241	0	1,474,241	1,474,241	4.23%
Glenn Solomon	0	0	1,474,241	0	1,474,241	1,474,241	4.23%
Jenny Lee	0	0	1,474,241	0	1,474,241	1,474,241	4.23%
Fumin Zhuo	0	0	1,474,241	0	1,474,241	1,474,241	4.23%
Jessie Jin	0	0	1,474,241	0	1,474,241	1,474,241	4.23%
Anthony Sun	0	0	0	0	0	0	0%
Ray Rothrock	0	0	0	0	0	0	0%

(1)	This percentage is calculated based upon 34,813,361 ADS (representing 3,481,336,100 ordinary shares) of the Issuer outstanding as of April 13, 2011 as provided by Issuer.
The information provided and incorporated by reference in Items 3 and 4 is hereby incorporated by reference.

CUSIP No.	447773 10 2	Page	22	of	23
(e) As of April 16, 2011, the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities. This percentage is calculated based upon 34,813,361 ADS (representing 3,481,336,100 ordinary shares) of the Issuer outstanding as of April 13, 2011 as provided by Issuer.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The information provided and incorporated by reference in Items 3, 4 and 5 is hereby incorporated by reference.
Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.
Item 7. Material to be filed as Exhibits
Exhibit A — Joint Filing Agreement

CUSIP No.	447773 10 2	Page	23	of	23
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 20, 2011	GRANITE GLOBAL VENTURES (Q.P.) L.P. GRANITE GLOBAL VENTURES L.P.

	BY:	GRANITE GLOBAL VENTURES L.L.C.
	ITS:	GENERAL PARTNER

	By:	/s/ Hany M. Nada

Hany M. Nada Manager

April 20, 2011	GRANITE GLOBAL VENTURES III L.P. GGV III ENTREPRENEURS FUND L.P.

	BY:	GRANITE GLOBAL VENTURES III L.L.C.
	ITS:	GENERAL PARTNER

	By:	/s/ Hany M. Nada

Hany M. Nada Manager

April 20, 2011	GRANITE GLOBAL VENTURES L.L.C.

	By:	/s/ Hany M. Nada

Hany M. Nada Manager

April 20, 2011	GRANITE GLOBAL VENTURES III L.L.C.

	By:	/s/ Hany M. Nada

Hany M. Nada Manager

April 20, 2011	By:	/s/ Hany M. Nada

Hany M. Nada as Attorney-in-fact for Ray A. Rothrock

April 20, 2011	By:	/s/ Hany M. Nada

Hany M. Nada as Attorney-in-fact for Anthony Sun

April 20, 2011	By:	/s/ Hany M. Nada

Hany M. Nada as Attorney-in-fact for Scott B. Bonham

April 20, 2011	By:	/s/ Hany M. Nada

Hany M. Nada as Attorney-in-fact for Joel D. Kellman

April 20, 2011	By:	/s/ Hany M. Nada

Hany M. Nada

April 20, 2011	By:	/s/ Hany M. Nada

Hany M. Nada as Attorney-in-fact for Thomas K. Ng

April 20, 2011	By:	/s/ Hany M. Nada

Hany M. Nada as Attorney-in-fact for Jixun Foo

April 20, 2011	By:	/s/ Hany M. Nada

Hany M. Nada as Attorney-in-fact for Glenn Solomon

April 20, 2011	By:	/s/ Hany M. Nada

Hany M. Nada as Attorney-in-fact for Jenny Lee

April 20, 2011	By:	/s/ Hany M. Nada

Hany M. Nada as Attorney-in-fact for Jessie Jin

April 20, 2011	By:	/s/ Hany M. Nada

Hany M. Nada as Attorney-in-fact for Fumin Zhuo